

03029791


invensys

82-2142

BTRsec/RLS Admin/Letters/2003/0107

Securities and Exchange Commission
[illegible]fth Street, N.[illegible]
Washington DC 20549
USA


SEC MAIL
RECEIVED
PROCESSING
SEP - 3 2003
WASH, D.C.
188
SECTION

27 August 2003

SUPPL

Dear Sir

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Copy to: Mr. B. Mangino
Mr. M. Downing

SEC No 82 - 2142



"emailalert@hemscott.co.uk" <emailalert

26/08/2003 16:31

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:0384P
Invensys PLC
26 August 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Legal & General Group Plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945
1,279,860

HSBC Global Custody Nominee (UK) Ltd A/C 886603
23,000,000

HSBC Global Custody Nominee (UK) Ltd A/C 775245
15,291,531

HSBC Global Custody Nominee (UK) Ltd A/C 130007
1,200,000

HSBC Global Custody Nominee (UK) Ltd A/C 770286
2,000,000

HSBC Global Custody Nominee (UK) Ltd A/C 357206
83,511,323

HSBC Global Custody Nominee (UK) Ltd A/C 866197
449,365

HSBC Global Custody Nominee (UK) Ltd A/C 904332
297,400

HSBC Global Custody Nominee (UK) Ltd A/C 916681

183,500

HSBC Global Custody Nominee (UK) Ltd A/C 361602

162,000

HSBC Global Custody Nominee (UK) Ltd A/C 282605

8,500,000

HSBC Global Custody Nominee (UK) Ltd A/C 360509

3,929,025

HSBC Global Custody Nominee (UK) Ltd A/C 766793

414,892

HSBC Global Custody Nominee (UK) Ltd A/C 924422

162,006

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

21 August 2003

11) Date company informed

26 August 2003

12) Total holding following this notification

140,380,902

13) Total percentage holding of issued class following this notification

4.01%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 26 August 2003